Exhibit 12.01

COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

     Earnings were insufficient to cover fixed charges in each of the fiscal years ended October 31, 2002, 2001, 2000, 1999 and 1998. The coverage deficiency is presented below.

	For the year ended October 31,

In thousands	2002	2001	2000	1999	1998

Fixed charges
Interest expense on indebtedness	$—	$9	$193	$579	$521
Estimated interest expense within rental expense	$9	$—	$—	$—	$—

Total fixed charges	$9	$9	$193	$579	$521

Loss before income taxes	$(24,233)	$(13,702)	$(15,727)	$(14,848)	$(13,461)
Fixed charges per above	$9	$9	$193	$579	$521

Coverage deficiency	$(24,242)	$(13,711)	$(15,920)	$(15,427)	$(13,982)